Exhibit 99.1

InterCure Reports First Half 2025 Results with NIS 130 Million in Revenue and Positive Operating Cash Flow

The Company reports NIS 130 million in revenue and NIS 12 million in positive operating cash flow, demonstrating resilience and sustained profitability with its eleventh consecutive half of positive Adjusted EBITDA amidst ongoing recovery in Israel

InterCure is encouraged by recent regulatory momentum in the U.S. and believes that it is well positioned to capitalize on evolving U.S. cannabis rescheduling, especially following its recent signing of an agreement to acquire ISHI

NEW YORK and HERZLIYA, Israel, October 8, 2025 – InterCure Ltd. (NASDAQ: INCR) (TASE: INCR) (“InterCure” or the “Company”), today announced its financial and operating results for the first half of 2025.

Alexander Rabinovitch, CEO of InterCure, stated: “In the first half of 2025, InterCure delivered revenues of NIS 130 million, achieving positive Adjusted EBITDA for the eleventh consecutive half year period and generating NIS 12 million in positive operating cash flow. This performance underscores the strength of our vertically integrated business model and our ability to navigate a challenging environment, including the impact of the October 7 attack and the ongoing war in Gaza. We continue to work closely with Israeli authorities to secure full compensation for damages to our southern facility.

Looking ahead, we are confident in our ability to continue our recovery growth trajectory, expanding our international footprint, and strengthen our leadership in the pharmaceutical cannabis industry, particularly with the strategic acquisition of ISHI, which positions us to capitalize on evolving opportunities in the global cannabis market. At the same time, we are closely monitoring regulatory developments in the U.S. regarding potential rescheduling of cannabis.”

First Half 2025 Financial Highlights

(All amounts are expressed in New Israeli Shekels (NIS), unless otherwise noted)

●	Revenue of NIS 130 million, an increase of 15% compared to the second half of 2024, and an increase of 3% compared to NIS 126 million in the first half of 2024.

●	Net loss of NIS 1.8 million, compared to near break-even in the first half of 2024.

●	Adjusted EBITDA of NIS 12.6 million, representing 10% of revenue, marking the Company’s eleventh consecutive half of positive Adjusted EBITDA.[1]

●	Positive cash flow from operations of NIS 12 million, compared to negative cash flow of NIS 43 million in the same period last year.

●	Cash on hand of NIS 54 million as of June 30, 2025, compared to NIS 21 million as of June 30, 2024.[2]

●	Shareholders’ equity of NIS 432 million as of June 30, 2025.

1 Adjusted EBITDA means net income (loss) before interest, taxes, depreciation and amortization adjusted for changes in the fair value of inventory, share-based payment expense, impairment losses (and gains) on financial assets, and other expenses (or income). Other income, net includes war-related damage compensation from the tax authorities, changes to allowance for credit risk and impairment of inventory.

2 Including restricted cash and deposits.

Operational and Strategic Highlights

●	As the recovery process progresses, the Company resumed production, importation and sales from the Nir Oz facility, delivering first batches since the October 7, 2023 attack and the ongoing war in Gaza.

●	Launched more than 40 new SKUs during the first half of 2025, marking the first major product launches since October 2023.

●	Received NIS 81 million in compensation advances from Israeli authorities for war-related damages, as part of a total submitted damages[3] of NIS 251 million.

●	Continued expansion of Canndoc’s medical cannabis pharmacy chain and growing global demand for InterCure’s pharmaceutical-grade cannabis products.

●	In September 2025, the Company entered into a share purchase agreement to acquire Botanico Ltd. (ISHI), a strategic acquisition expected to strengthen InterCure’s access to premium U.S. genetics, advanced cultivation technologies, and international market opportunities.

●	The Company is closely monitoring regulatory developments in the U.S. regarding potential rescheduling of cannabis and believes that it is well positioned to capitalize on evolving U.S. cannabis landscape, especially following its recent signing of an agreement to acquire ISHI.

●	Under the purchase agreement with respect to ISHI, the Company obtained exclusive supply of premium products under The Flowery™ and leading American brands, which are expected to contribute tens of millions of shekels to the Company’s revenues.

About InterCure (dba Canndoc)

InterCure (dba Canndoc) (NASDAQ: INCR) (TASE: INCR) is the leading, profitable, and fastest growing cannabis company outside of North America. Canndoc, a wholly owned subsidiary of InterCure, is Israel’s largest licensed cannabis producer and one of the first to offer Good Manufacturing Practices (GMP) certified and pharmaceutical-grade medical cannabis products. InterCure leverages its market leading distribution network, best in class international partnerships and a high-margin vertically integrated “seed-to-sale” model to lead the fastest growing cannabis global market outside of North America.

For more information, visit: https://www.intercure.co

3 The claim is not final and remains subject to adjustment. The total amount claimed may be increased as further information becomes available.

Non-IFRS Measures

This press release makes reference to certain non-IFRS financial measures. Adjusted EBITDA, as defined by InterCure, means earnings before interest, income taxes, depreciation, and amortization, adjusted for changes in the fair value of inventory, share-based payment expense, impairment losses (and gains) on financial assets, and other income, net which included war-related damage compensation from the tax authorities, changes to allowance for credit risk, and impairment of inventory. This measure is not a recognized measure under IFRS, does not have a standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies. InterCure’s method of calculating this measure may differ from methods used by other entities and accordingly, this measure may not be comparable to similarly titled measures used by other entities or in other jurisdictions. InterCure uses this measure because it believes it provides useful information to both management and investors with respect to the operating and financial performance of the Company.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements may include, but are not limited to, the Company’s expected growth, including in Adjusted EBITDA, success of its global expansion plans, its expansion strategy to major markets worldwide, expected receipt of additional compensation from the Israeli government, and the expected completion of the acquisition of ISHI, as well as statements, other than historical facts, that address activities, events or developments that InterCure intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause InterCure’s actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the Company’s success in executing its global expansion plans (including the pending acquisition of Botanico Ltd. (ISHI)), its continued growth, expected operations and financial results, business strategy, competitive strengths, goals and expansion into major markets worldwide, the impact of the war in Israel and the war in Ukraine, and the conditions of the markets generally. Forward-looking information is based on a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond InterCure’s control, which could cause actual results and events to differ materially from those that are disclosed in or implied by such forward-looking information. Such risks and uncertainties include, but are not limited to: changes in general economic, business and political conditions, changes in applicable laws, the U.S. regulatory landscape and enforcement related to cannabis, changes in public opinion and perception of the cannabis industry, and reliance on the expertise and judgment of our senior management. More detailed information about the risks and uncertainties affecting us is contained under the heading “Risk Factors” included in the Company’s most recent Annual Report on Form 20-F, as well as in the Company’s Form 6-K containing the unaudited condensed consolidated financial statements for the six months ended June 30, 2025, and in other filings that we have made and may make with the Securities and Exchange Commission in the future.

Company Contact:

InterCure Ltd.

Amos Cohen, Chief Financial Officer

amos@intercure.co

Investor Relations Contact:

Arx Investor Relations

North American & Israeli Equities Desks

intercure@arxhq.com

Condensed Consolidated Interim Statements of Financial Position (Unaudited)

As of June 30, 2025

	As of June 30
	NIS in thousands
	2025	2024
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	51,334	19,899
Restricted cash and deposits	2,436	948
Trade receivables, net	46,931	61,672
Other receivables	119,604	158,045
Inventory	148,174	126,466
Biological assets	5,269	3,388
Financial assets measured at fair value through profit or loss	250	399
Total current assets	373,998	370,817

NON-CURRENT ASSETS:
Other receivables	5,824	439
Property, plant and equipment and right-of-use asset	105,046	98,611
Goodwill	224,778	223,609
Deferred tax assets	39,970	27,042
Financial assets measured at fair value through profit or loss	2,147	1,922
Investment in associate and loan	-	18,447
Total non-current assets	377,765	370,070

TOTAL ASSETS	751,763	740,887

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short term loan and current maturities	62,767	81,755
Trade payables	90,785	83,071
Other payables	44,454	39,965
Contingent consideration	3,966	4,082
Total current liabilities	201,972	208,873

LONG-TERM LIABILITIES:
Long term loans	94,917	51,317
Liabilities in respect of employee benefits	973	841
Lease liability	21,657	17,741
Total long-term liabilities	117,547	69,899

EQUITY:
Share capital, premium and other reserves	675,393	649,013
Capital reserve for transactions with controlling shareholder	2,388	2,388
Receipts on account of shares	19,591	-
Capital reserve for transactions with non-controlling interests	13,561	13,561
Accumulated losses	(279,786)	(204,518)
Equity attributable to owners of the Company	431,147	460,444

Non-controlling interests	1,097	1,671
TOTAL EQUITY	432,244	462,115

TOTAL LIABILITIES AND EQUITY	751,763	740,887

Condensed Consolidated Interim Statements of Profit or Loss and Other Comprehensive Income (Unaudited)

	For the 6-months ended on June 30		Year endd December 31
	NIS in thousands
	2025	2024	2024

Revenue	130,011	125,733	238,845
Cost of revenue before fair value adjustments	91,449	85,291	203,252

Gross income before impact of changes in fair value	38,562	40,442	35,593

Unrealized changes to fair value adjustments of biological assets	1,661	1,218	6,458
Loss from fair value changes realized in the current year	2,005	1,029	11,818

Gross Profit	38,218	40,631	30,233

Research and development expenses	191	219	414
General and administrative expenses	14,302	18,374	53,669
Sales and marketing expenses	26,115	27,454	54,225
Other expenses, net	(9,074)	(16,414)	(12,807)
Changes in the fair value of financial assets through profit or loss, net.	83	(201)	(341)
Share based payments	885	686	2,281

Operating Profit	5,716	10,513	(67,208)

Financing income	2,356	1,031	2,747
Financing expenses	10,369	10,070	22,862

Financing expenses (income), net	8,013	9,039	20,115

Profit before tax on income	(2,297)	1,474	(87,323)

Tax (expense) benefit	485	(1,480)	14,530
Total comprehensive Profit (loss)	(1,812)	(6)	(72,793)

Profit (loss) attributable to:
Owners of the Company	(1,704)	1,433	(67,795)
Non-controlling interests	(108)	(1,439)	(4,998)
Total	(1,812)	(6)	(72,793)

Earnings per share
Basic earnings (loss)	(0.03)	0.03	(1.48)
Diluted earnings (loss)	(0.03)	0.03	(1.48)

Non-IFRS Financial Measures

Total comprehensive Profit (loss)	(1,812)	(6)	(72,793)
Interest / Financing expense (income) net	8,013	9,039	20,115
Tax expenses (benefit)	(485)	1,480	(14,530)
Depreciation and amortization	8,451	6,337	15,371
EBITDA	14,167	16,850	(51,837)
Share-based payment expenses	885	686	2,281
Other income, net	(9,074)	(16,414)	(12,807)
War-related damage compensation from the tax authorities	9,019	16,830	42,468
Changes to allowance for credit risk	(2,844)		16,878
Impairment of inventory	-	-	15,960
Changes in the fair value of financial assets through profit or loss, net	83	(201)	(341)
Fair value adjustment to inventory	344	(189)	5,360
Adjusted EBITDA	12,580	17,562	17,962

For More Financial Information:

For a comprehensive understanding of the Company’s financial reports and related management’s discussion and analysis for applicable periods, please review the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2024, and the Company’s Form 6-K containing the unaudited condensed consolidated financial statements for the six months ended June 30, 2025, both available on the Company’s EDGAR profile at https://www.sec.gov/edgar